EXHIBIT 2

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 8/20/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
7/31/2025	Buy	200	5.60
8/1/2025	Buy	8,976	5.56
8/12/2025	Buy	5,262	5.73
8/20/2025	Buy	7,432	5.65